[LOGO OF K&L GATES]	Kirkpatrick & Lockhart Preston Gates Ellis LLP 10100 Santa Monica Boulevard Seventh Floor Los Angeles, CA 90067 T 310.552.5000 F 310.552.5001

March 22, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Spark Networks plc

Preliminary Proxy on Schedule 14A

Ladies and Gentlemen:

On behalf of Spark Networks plc, a corporation incorporated under the laws of England (the “Company”), we hereby submit for filing pursuant to Rule 101(a) of Regulation S-T, the Company’s Preliminary Proxy Statement on Schedule 14A. The Company is seeking approval of a Scheme of Arrangement implemented under section 425 of the UK Companies Act 1985, as amended, whereby the Company will become a wholly-owned subsidiary of Spark Networks, Inc. a Delaware corporation (“Spark-Delaware”), and the shareholders of the Company will become shareholders of Spark-Delaware. The Scheme of Arrangement not only has to be approved by the Company’s shareholders, but also by the English High Court. As a result, please note that the Company’s Proxy Statement also complies with applicable requirements in England, which is the reason for the format and organization of the document.

Should you have any questions or require any additional information with respect to this filing, please contact the undersigned at (310) 552-5017 or by facsimile at (310) 552-5001.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair

cc:	Adam S. Berger, Chief Executive Officer

Joshua A. Kreinberg, General Counsel

Frisco Fayer, Corporate Counsel

Jonathan Ma, Esq.